SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05036779

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 2 5 2005 SEC MAIL PROCESSING WASH., D.C. SECTION

SEC FILE NUMBER
8- ~~3A-001959-C~~ 87920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardinier & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6127 S. Lakeview Street
(No. and Street)

Littleton (City) Colorado (State) 80120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Vaughn Gardinier 303-730-0124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry O' Donnell, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2228 S. Fraser Street, Unit 1 (Address) Aurora, (City) CO (State) 80014 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardinier & Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CPA

Title

Notary Public February 23, 2005

MARK HEMPEL - NOTARY
STATE OF COLORADO
COUNTY OF ARAPAHOE
My Commission Expires 05/13/2007
2222 South Buckley Road
Aurora, CO 80013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Larry O'Donnell, CPA, PC
Aurora, Colorado

INDEX

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Board of Directors
Gardinier and Company, Inc.
Littleton, Colorado

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Gardinier and Company, Inc., as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit based on U.S. generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardinier and Company, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with the U. S. generally accepted accounting principles.

Larry O'Donnell, CPA, P.C.

February 21, 2005

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Statement of Financial Condition
December 31, 2004

ASSETS:	
Current Assets:	
Cash:	
Checking	$ 2,793
Money Market	209
	3,002
Prepaid Federal and State Income Taxes	6,300
Securities Owned, at Market (Note 1)	23,799
Total Current Assets	33,101
Property and Equipment:	
Office Equipment	11,792
Vehicle	27,433
	39,225
Less: Accumulated Depreciation	27,412
Total Property and Equipment	11,813
Total Assets	$44,914
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Liabilities:	
Deferred Income Taxes	1,467
Current Income Tax	8,303
Total Liabilities	9,770
Stockholder's Equity:	
Common Stock, 100,000 shares authorized at $0.10 par value; 25,000 shares issued and Outstanding	611
Additional Paid-In Capital	32,394
Retained Earnings	2,139
Total Stockholder's Equity	35,144
Total Liabilities and Stockholder's Equity	$44,914

The accompanying notes are an integral part of these financial statements.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Statement of Operations
For the Year Ended December 31, 2004

REVENUE:

Commissions and Trading Revenue	$40,240
Net Dealer Inventory and Investment (Loss)	37,913
Interest and Dividends	356
Fund Income	3,133
Total Revenue (Loss)	81,642

EXPENSES:

Office Salary	9,882
Travel and Entertainment	7,718
Communications	2,458
Office Supplies and Postage	836
Insurance	519
Other Operating Costs	6,100
Depreciation	4,900
Licenses and Payroll Taxes	1,899
Total Expenses	34,312
Net Income Before Income Taxes	47,330
Current Income Tax	8,303
Deferred Income Taxes	1,467
Total Income Tax	9,770
Net Income	$37,560
Net Income per Share of Common Stock (25,000 Shares Outstanding from 1/1/04-3/31/04; 611 shares 4/1/04-12/31/04	$5.60

The accompanying notes are an integral part of these financial statements.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Statement of Changes in Stockholder's Equity
December 31, 2004

	No. Of Shares	Amount of Stock	Additional Paid In Capital	Retained Earnings
Beginning Balance - January 1, 2004	25,000	$2,500	$129,576	$137,717
Re-purchase Shares	(18,885)	(1,889)	(97,182)	(123,151)
Dividends Paid				(28,450)
Prior Year Market Value Adjustment				(21,537)
Net Income for Year				37,560
Balance at December 31, 2004	6,115	$ 611	$ 32,394	$ 2,139

The accompanying notes are an integral part of these financial statements.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Statement of Cash Flows
For The Year Ended December 31, 2004

Cash Flows From Operating Activities:	
Net (Loss)	$ 37,560
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation/Amortization	4,900
Unrealized (Gains)	(4,605)
Changes in Assets and Liabilities:	
Increase in Current Income Taxes	8,303
Increase (Decrease) in Deferred Income Taxes	(9,805)
(Increase) Decrease in Commission Receivable	5,500
Increase (Decrease) in Payables and Accrued Liabilities	(542)
Increase (Decrease) in Accounts Payable, Officer	(205)
(Increase) in Prepaid Taxes	(5,300)
Cash Flows Provided (Used) By Operating Activities	35,806
Cash Flows From Investing Activities:	
Decrease in Securities Owned	236,538
Cash Flows Provided (Used) By Investing Activities	236,538
Cash Flow From Financing Activities:	
Prior Year Market Adjustment	(21,537)
Stock Repurchase	(222,222)
Cash Dividend Paid	(28,450)
Cash Flows Provided (Used) By Financing Activities	(272,209)
Net Increase (Decrease) in Cash	(45)
Cash Balance Beginning of Year	3,047
Cash Balance December 31, 2004	$ 3,002

Cash is Defined as Follows:

Cash includes demand deposits with banks on other financial institutions. Cash also includes other kinds of trust accounts that have the characteristics of demand deposits in that the customer may deposit additional funds at any time and also may effectively withdraw funds at any time without prior notice or penalty. There were no non-cash transactions during the year. Interest expense paid during the year, $-0-. Income taxes paid during the year were $-0-.

The accompanying notes are an integral part of these financial statements.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Notes to Financial Statements
December 31, 2004

NOTE 1: Summary of Accounting Policies

The company is engaged primarily in the brokerage and investment advisory business. Securities transactions (and related commission revenue and expense) are recorded on a transaction date basis with settlement occurring generally seven business days later.

Proprietary Investments

For financial reporting purposes, trading and investment positions in marketable equity securities are valued at current market value and, the unrealized appreciation is included as part of revenue in the income statement. At December 31, 2004, the cost of marketable securities was $19,194, and the market value was $23,799. The net unrealized gain included in the income statement was $4,605.

Property and Equipment

Office equipment and vehicles are carried at cost less accumulated depreciation. Office equipment and vehicles are depreciated using useful lives of seven years.

Concentration of Credit and Market Risk

The company maintains its cash deposits in a bank and other financial institutions. The amount on deposit with these institutions at December 31, 2004, was approximately $3,002. The company holds marketable equity securities which are traded on national market exchanges. The market value of these securities at December 31, 2004, was $23,799 based on published market prices. The values of these marketable equity securities are subject to fluctuations caused by general market conditions.

Management's Use of Estimates

With regard to the value of marketable securities and with regard to the useful lives of property and equipment, it is necessary to make use of estimates. Although it is possible that estimates could change during the coming year, management does not anticipate a significant change in the near future.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Notes to Financial Statements
December 31, 2004

NOTE 2: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the corporation is required to maintain a net capital as defined under the provisions. At December 31, 2004, the business had net capital and net capital requirements of approximately $14,761 The business' net capital ratio was 1 to 1.34. Net capital and the net capital ratio may fluctuate on a daily basis. The net capital ratio may restrict the payment of cash dividends.

NOTE 3: Pension Plan

The corporation has a defined contribution pension plan for its employees. The contributions are based on 15 percent of the compensation of each participant in the plan. The trustee for the plan is AIM Family of Funds, and the investments are in stock funds. Contributions for the year ended December 31, 2004, were $-0-.

NOTE 4: Income Taxes

The company has adopted FASB Statement 109, "Accounting for Income Taxes". This statement requires the calculation of deferred taxes using the liability method. Under the liability method, deferred tax balances must be adjusted to reflect exact changes in income tax rates, and deferred taxes must be provided on all book-tax basis differences. As of December 31, 20034 there were no deferred tax assets. The deferred tax liability at December 31, 2004, was $1,467. For 2003, the corporate income tax liability was $8,303.

NOTE 5: Margin Account Payable

The company has a margin account with a brokerage house which allows the company to borrow 50% of the market value of its securities. The account bears an interest rate of 7.5% per year and is collateralized by the securities. There was no balance owing at year end.

NOTE 6: Related Party

Mr. F. Vaughn Gardinier is the sole shareholder of Gardinier and Company, Inc. Mr. Gardinier during pasts year owed the company various amounts of money on which he paid interest of eight and one-half percent per annum on the unpaid balance. At December 31, 2004, he owed the company $-0-.

SUPPLEMENTAL INFORMATION

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545 2228 South Fraser
Street

Unit I
Aurora, Colorado 80014

Board of Directors
Gardinier and Company, Inc.
Littleton, Colorado

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION

My report on my audit of the basic financial statements of Gardinier and Company, Inc., for 2004 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry O'Donnell, CPA, P.C.

February 21, 2005

GARDINIER AND COMPANY, INC.
Littleton, Colorado
December 31, 2004

RECONCILIATION PURSUANT TO RULE 17a(d)(4) OF AUDITED COMPUTATIONS OF NET CAPITAL AND DETERMINATION OF RESERVE REQUIREMENTS TO COMPUTATIONS SUBMITTED BY THE COMPANY

There are no material differences between those submitted by the corporation and the audited schedules.

The areas of adjustments were in recording depreciation, adjustment of the securities valuation account, and recording of income taxes payable.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
December 31, 2004

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities, not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.

   A. Number of Items None

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B and C.

   A. Number of Items None

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Capital Computation
December 31, 2004

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

Date of Computation: December 31, 2004

Total Assets	$44,914
Less: Total Liabilities	9,770
Net Worth	35,144
Deductions:	
Non-Allowable Assets	11,813
Tentative Net Capital	23,331
Hair Cuts	3,570
Net Capital	19,761
Minimum Capital Required by Rule 15c3-1; Minimum Capital Category 6 2/3	5,000
Amount Needed for Ratio Requirements	None
Minimum Capital	5,000
Excess Capital	$14,761
Net Worth to Net Capital	1 to 1.34

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Board of Directors
Gardinier and Company, Inc.
Littleton, Colorado

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing my audit of the financial statements and supplemental schedules of Gardinier and Company, Inc., for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commissions objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Larry O'Donnell, CPA, P.C.

February 21, 2005

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Financial and Operational Combined Uniform Single Report
As of December 31, 2004

COMPUTATION FOR DETERMINATION FOR RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

The computations for this requirement are unnecessary as Gardinier and Company, Inc., does not carry security accounts for customers or perform custodial functions relating to customer securities.